Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIRE nº 35.300.177.240

September 6, 2011

VIA EDGAR Mr. Larry Spirgel Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington D.C. 20549

Re:	Net Serviços de Comunicação S.A.

Form 20-F
Filed June 30, 2011
File No. 0-28860

Dear Mr. Spirgel:

This letter acknowledges receipt by Net Serviços de Comunicação S.A. (the “Company”) of your letter, dated August 19, 2011, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2011.

As requested in your letter, the Company advises the staff of the Commission that it expects to file a response to your letter on or before September 19, 2011.

Mr. Larry Spirgel
Division of Corporation Finance	September 6, 2011

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 2111-2785.

Sincerely,

/s/ Roberto Catalão Cardoso
Roberto Catalão Cardoso
Chief Executive Officer

cc: André Müller Borges, Chief Legal Counsel